

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 10, 2019

Olivier Pomel
Chief Executive Officer
Datadog, Inc.
620 8th Avenue, 45th Floor
New York, NY 10018

      Re: Datadog, Inc.
          Draft Registration Statement on Form S-1
          Submitted June 13, 2019
          CIK No. 0001561550

Dear Mr. Pomel:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1

Management Discussion and Analysis of Financial Condition and Results of Operations
Overview, page 55

1.   Please clarify whether users of your free trials or free tiers of your platform are included in your customer count. If so, revise to also disclose the number of paid customers. In addition, please disclose the actual number of customers and the number of customers with annual recurring revenue greater than $100,000 for each period presented, including December 31, 2018, rather than referring to a count in excess of a certain amount.

Factors Affecting Our Performance, page 57

2. You state that annualized revenue run-rate is calculated by taking the monthly recurring revenue (MRR), which includes committed amounts as well any additional usage, and multiplying it by 12. Please tell us how you determined that additional usage in a given month is recurring. Also, clarify whether monthly subscription customers are included in MRR and if so, explain your basis for annualizing revenue derived from such customers. In your response, please tell us the amount of revenue recognized from monthly subscriptions for each period presented.

3. You use "ARR" to describe both "Annual Recurring Revenue" and "Annualized Revenue Run-rate." Please revise to clarify whether these both represent the same metric. If not, use another acronym for one of these metrics and explain how you calculate annual recurring revenue.

4. Please revise to provide comparative disclosure of your actual dollar-based net retention rate for each reported period and discuss any significant fluctuations in such rates.

Liquidity and Capital Resources, page 65

5. Please provide a brief description of the operating lease and purchase commitments listed in your Contractual Obligations and Commitments table. Please also advise us whether any office space leases, such as for your New York City headquarters, are material agreements upon which you are substantially dependent pursuant to Item 601(b)(10) of Regulation S-K.

6. Please provide a description of the hosting agreement that you entered into in April 2019 in which you committed to spend at least $225 million over the next three years. Your description should include material terms and the identity of the data center services provider.

Business
Our Platform, page 82

7. You disclose that you "fully support and maintain all of our integrations." You further indicate that alternatives to your platform require significant professional services. Please clarify how your clients integrate your platform into their systems and specifically address whether they use their own internal IT staff, resellers or other third-parties, or your support and maintenance staff.

Sales and Marketing, page 86

8. You briefly describe sales channels including resellers, distributors, managed service providers and cloud provider marketplaces. Please clarify whether you derive a material amount of revenue from these non-direct sales channels.

9.   Clarify whether any organization accounted for 10% or more of your revenue for the fiscal years ended March 31, 2017 and 2018. In this regard, you state that in some cases, a single organization may comprise multiple customer accounts when there are separate divisions, departments or subsidiaries that operate and make purchasing decisions independently from the parent organization. We note that a group of customers under common control or customers that are affiliates of each other shall be regarded as a single customer for the purpose of disclosure regarding customer concentration. Refer to Item 101(c)(1)(vii) of Regulation S-K.

Management
Composition of Our Board of Directors, page 92

10.   Please identify the parties to the voting agreement as well as the board members who were designated through the voting agreements with your Series A and B preferred stockholders.

Executive Compensation
Employment Arrangements, page 98

11.   Your exhibit index indicates that you will file employment agreements for Messrs. Pomel, Obstler, and Kopits that will be dated sometime in 2019. Please advise us whether these agreements will be finalized and filed on a pre-effective basis. If so, please provide a description of material terms of such compensation agreements when available.

Certain Relationships and Related Party Transactions, page 108

12.   Please identify the "certain investors" that you entered into an agreement to waive certain transfer restrictions in connection with the tender offer. In particular, clarify whether parties to this agreement included the investors that purchased shares in the tender offer. For the tender offer investors, also please clarify whether they would be subject to the 180-day lock up agreement and receive any other rights and privileges beyond those afforded to all Class B stockholders, such as registration rights.

Principal Stockholders, page 110

13.   Please disclose the natural person(s) holding investment and/or voting power over the shares of common stock held by principal stockholders that are entities, such as the funds affiliated with Open Venture Partners, ICONIQ Strategic Partners, and RTP Ventures.

Olivier Pomel
Datadog, Inc.
July 10, 2019
Page 4

Description of Capital Stock, page 113

14.   Please advise us whether your certificate of corporation will continue to include the Excluded Opportunity provision, which would apply to your non-employee directors. If so, provide a description of the Excluded Opportunity provision and provide a risk factor given the inherent conflicts of interests with your Class B stockholders and directors that are affiliated with venture capital firms.

15.   Please revise to provide a more detailed description of the material voting rights of the Class A common stockholders. For example, disclose the circumstances under which the Class A common stockholders are entitled to a separate class vote under Delaware law.

Notes to Consolidated Financial Statements
Note 2. Basis of Presentation and Summary of Significant Accounting Policies
Deferred Contract Costs, page F-14

16.   Please tell us if additional sales commissions are paid upon contract renewal and, if so, whether such amounts are commensurate with the initial commissions. To the extent applicable, explain how commissions paid for renewals are considered in your initial commission amortization period. Also tell us the period of time over which you amortize commission costs related to contract renewals and revise your disclosures, as necessary. Refer to ASC 340-40-35-1 and 340-40-50.

Note 10. Equity
Stock-Based Compensation, page F-27

17.   Please provide us with a breakdown of all stock options granted to date in fiscal 2019 and include the fair value of the underlying common stock used to value such awards as determined by your board of directors. To the extent there were any significant fluctuations in the fair values from period-to-period, please describe for us the factors that contributed to these fluctuations, including any intervening events within the company or changes in your valuation assumptions or methodology. Also, tell us how the $47.75 tender offer price impacted your valuations.

Note 12. Net (Loss) Income Per Share, page F-35

18.   Please revise to clarify whether the convertible preferred stockholders have a contractual obligation to share in the company's losses. We refer you to ASC 260-10-45-68.

General

19.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you or anyone authorized to do so on your behalf present in reliance on Section 5(d) of the Securities Act, whether or not they retain the communications.

20.   If you intend to use graphics in your prospectus, other than those already provided, please submit such materials to the staff on a supplemental basis and provide any support for any claims contained therein. Please refer to Question 101.02 of our Compliance and Disclosure Interpretations relating to Securities Act Forms available on our website.

     You may contact Eiko Yaoita Pyles, Staff Accountant, at (202) 551-3587 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, Staff Attorney, at (202) 551-3297 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Information Technologies
and Services

cc: Nicole Brookshire, Esq.